Exhibit (a)(5)(b)

ZIONS BANCORPORATION

***FOR IMMEDIATE RELEASE***

For: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Tel: (801) 844-7637
Salt Lake City, Utah
Harris H. Simmons
Chairman/Chief Executive Officer

Zions Bancorporation Announces Expiration and Successful Results of Subordinated Notes Tender Offers

SALT LAKE CITY, December 6, 2013– Zions Bancorporation (“Zions” or the “Company”) (Nasdaq: ZION) announced today the expiration and results, as shown in the table below, for its previously announced separate cash tender offers (each referred to as an “Offer,” or collectively “Offers”) to purchase up to the maximum aggregate principal amount set forth in the table below (each, a “Series Maximum”) of each series of Zions’ notes listed in the table below (collectively, the “Notes,” and each series of Notes, a “Series”).

CUSIP Number	Title of Security	Principal Amount Outstanding (as of November 1, 2013)	Series Maximum	Principal Amount Tendered as of Expiration Time	Proration Factor[1]	Principal Amount Accepted for Purchase	Principal Amount Outstanding after Settlement
989701AJ6	6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”)	$194,292,000	$115,000,000	$120,195,000	95.86%	$115,000,000	$79,292,000

989701AV9	2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”)	$42,303,000	$10,000,000	$33,473,000	30.00%	$9,937,000	$32,366,000

989701AM9	5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes”)	$186,595,000	$115,000,000	$128,573,000	89.53%	$115,000,000	$71,595,000

989701AW7	2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes”)	$62,078,000	$10,000,000	$43,025,000	23.38%	$10,000,000	$52,078,000

1	The proration factors have been rounded to nearest hundredth of a percentage point.

The Offers expired at 11:59 p.m., New York City time, on December 5, 2013 (the “Expiration Time”). As of the Expiration Time, holders of the Notes had validly tendered and not validly withdrawn the principal amounts set forth in the table above. The Company has accepted the aggregate principal amount for each Series set forth in the table above. Because the aggregate principal amount of each Series of Notes validly tendered and not validly withdrawn exceeds the applicable Series Maximum, the Company will accept Notes for purchase for each Series up to the applicable Series Maximum on a pro rata basis based on the applicable proration factor set forth in the table above. The Company expects to cause settlement on December 6, 2013 for Notes accepted for purchase. In addition, holders whose Notes are purchased in the Offers will also be paid accrued and unpaid interest from the most recent interest payment date on the Notes up to, but not including, the settlement date.

The purchase price for Notes accepted for purchase by the Company is $1,087.50 per $1,000 principal amount for both the 6% Convertible Notes and the 6% Non-Convertible Notes and $1,085.00 per $1,000 principal amount for both the 5.50% Convertible Notes and 5.50% Non-Convertible Notes. Zions will purchase $249,937,000 aggregate principal amount of Notes in the Offers described above. The total consideration payable by the Company is $271,493,988 for the Notes accepted for purchase, not including accrued interest.

Due to the price paid in excess of par in connection with the purchase of these Notes and the accretion of the discount at which the Notes were carried at on Zions’ balance sheet, Zions expects to record a pre-tax charge of approximately $81 million in the fourth quarter of 2013. Relative to the third quarter of 2013, Zions expects that its annual interest expense would decline approximately $38 million as a result of the retirement of this debt; this estimate reflects this transaction in isolation, and does not contemplate the effect on interest expense of previous debt issuance or other factors.

Deutsche Bank Securities Inc. and Goldman, Sachs & Co. acted as dealer managers for the Offers. For additional information regarding the terms of the Offers, please contact: Deutsche Bank Securities Inc. at (855) 287-1922 (toll-free) or (212) 250-7527 (collect) or Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 902-5183 (collect). Requests for the Offer to Purchase, dated November 6, 2013 and the accompanying Letter of Transmittal, dated November 6, 2013 (the “Offer Materials”) may be directed to Global Bondholder Services Corporation, which is acting as the Depositary and Information Agent for the Offers, at (866) 470-4500 (toll- free). Holders may also obtain copies of the Offer Materials online at the Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by Zions with the SEC on November 6, 2013, as amended by Amendment No. 1 to Schedule TO filed by Zions with the SEC on November 18, 2013 and by Amendment No. 2 to Schedule TO filed by Zions with the SEC on the date hereof.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE NOTES. THE OFFERS ARE BEING MADE SOLELY PURSUANT TO THE OFFER MATERIALS, WHICH SET FORTH THE COMPLETE TERMS OF THE OFFER THAT HOLDERS OF THE NOTES SHOULD CAREFULLY READ PRIOR TO MAKING ANY DECISION.

THE OFFER MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. IN ANY JURISDICTION IN WHICH THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF ZIONS BY ONE OR MORE OF THE DEALER MANAGERS, IF ANY OF THE DEALER MANAGERS ARE LICENSED BROKERS OR DEALERS UNDER THE LAWS OF SUCH JURISDICTION, OR BY ONE OR MORE REGISTERED BROKERS OR DEALERS THAT ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

About Zions Bancorporation

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities in 10 western and southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington.

Forward-looking Statement

Statements in this press release that are based on other than historical data or that express the Company’s expectations regarding future events or determinations are forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events or determinations. These forward-looking statements are not guarantees of future performance or determinations, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this press release. Factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Except as required by law, the Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.